UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 December 2005
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Persons Discharging Managerial Responsibilities and Connected Persons

(Listing Rules & Disclosure Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.
Name of person discharging managerial responsibilities	Mr C J Lynch
Date of last notice	N/A
Date issuer informed of transaction	5 December 2005
Date and place of transaction	5 December 2005 (place of transaction not applicable)

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	-
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)	-
No. of securities held prior to change	-
Class	-
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	-
Any additional information	Mr Lynch has a direct interest in 80 679 ordinary shares in BHP Billiton Limited.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	5 December 2005
Period during which or date on which exercisable	Performance Shares - August 2010 to August 2015 Deferred Shares - August 2007 to August 2010
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	225 000 Performance Shares under the Long Term Incentive Plan (LTIP) 43 668 Deferred Shares under the Group Incentive Scheme (GIS)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

       142 195       111 671 vested Performance Rights
                           to 142 195 ordinary shares of BHP
                           Billiton Limited

       117 117        vested GIS Performance Shares
                           (ordinary shares of BHP Billiton
                           Limited)

         61 010        maximum number of GIS
                           Performance Shares (ordinary
                           shares of BHP Billiton Limited)

         61 010        vested GIS Deferred Shares
                           (ordinary shares of BHP Billiton
                           Limited)

         99 576        maximum number of GIS Deferred
                           Shares (ordinary shares of BHP
                           Billiton Limited)

        450 000       maximum number of Performance
                           Shares (ordinary shares of BHP
                           Billiton Limited) under the LTIP

         ----------

        930 908       Total

Any additional information	This change is the award of Performance Shares under the LTIP and Deferred Shares under the GIS.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 7 December 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary